Filed by SBC Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

FINAL TRANSCRIPT

Conference Call Transcript

SBC - SBC Communications at Lehman Brothers Worldwide Wireless and Wireline Conference

Event Date/Time: Jun. 01. 2005 / 9:45AM ET

Event Duration: N/A

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Jun. 01. 2005 / 9:45AM, SBC - SBC Communications at Lehman Brothers Worldwide Wireless and Wireline Conference

CORPORATE PARTICIPANTS

 Blake Bath

 Lehman Brothers - Analyst

 Rick Lindner

 SBC Communications - CFO

 PRESENTATION

 Blake Bath  - Lehman Brothers - Analyst

 Good morning. Let me add my own welcome. I’m Blake Bath, Lehman’s wireline and wireless services analyst. We’re happy to have all of you here today. 20 years ago at the breakup of the Bell system SBC was the smallest of the regional Bell operating companies. In the intervening 20 years the Company has recast itself to be the number one player and most important telecom markets in the U.S. It with BellSouth is the owner of the number one wireless operation in the U.S. It has the number one DSL customer base. It is the largest player in business services and after the purchase of AT&T will be the number one player in the large enterprise market.

So we know the Company is quite capable of getting large where they have been less successful and unfortunately in recent years have been with the stock price. I recently had the opportunity to sit down with their CFO, Rick Lindner, in San Antonio to talk about how the Company becomes number one in the metric that matters to you all — creating shareholder value. We’re delighted to have Rick here with us today to share some of his thoughts. With that I’m going to turn things over to Rick Lindner.

 Rick Lindner  - SBC Communications - CFO

 Thank you, Blake, and good morning, everyone. Great to be with you here in New York. I appreciate those opening comments, Blake, and I guess I’m sad to say that I’ve been with the company 20 years and in addition to SBC getting larger over the last 20 years I’ve gotten larger too. I’m going to have to work on that. That’s not necessarily a good thing.

Looking at the agenda for this conference I would tell you I’m struck by the fact that there’s an impressive list of companies taking part in the conference — leading service providers both wireline and wireless along with a broad range of technology companies. I think the lineup reflects positively on Blake and his colleagues at Lehman Brothers, but I think it also reflects on the fact that the communication industry is on the verge of gaining some increased vitality.

New technologies are taking hold, customers have more choices both in terms of providers and services and, as a result, we’re rapidly moving into a new era for the industry. It’s one that’s going to be driven by innovation and integration combined with excellence in customer service. And I would tell you at SBC we welcome this evolution because it represents a significant opportunity and because we’re confident that going forward we have the assets and strategies that can drive success in this changing marketplace.

What I’d like to do over the next few minutes is to give you an update on our execution during this time of industry change, the progress we’ve made and are making in our core operations as well as the major strategic actions we’ve taken to strengthen the business for the future.

Before I get started I need to give you the customary reminders that information set forth today will contain some financial estimates and forward-looking statements. Those are subject, as you know, to risks and uncertainties and actual results might differ. A discussion of the factors that may affect future results is contained in our SEC filings and we disclaim any obligation to update or revise statements contained in the presentation based on new information.

We’ll also talk potentially about certain non-GAAP financial measures today and reconciliations between non-GAAP and GAAP financial measures can be found on the Company’s website. I also need to call your attention to the information on this slide. This details our SEC filings regarding the planned acquisition of AT&T. Those filings as well can be found on SBC’s, AT&T’s and the SEC’s websites.

So with that behind us let me give you a quick overview of how we at SBC view the industry today. As this industry evolves it’s obvious that competition has increased. But at the same time we’re seeing the emergence of significant new areas of opportunity. The first of these is broadband. In the first quarter of this year the RBOCs plus the eighth largest cable operators added 2.4 million high-speed Internet connections. And I’m pleased to say in the first quarter SBC led all phone and cable providers with a net gain of 504,000.

For us, broadband is much more than just another vertical add on. It’s a growth opportunity, a strategic product, a key competitive product and, in many ways, broadband is the foundation product for the next generation of wireline services. That’s why we’ve made broadband penetration a high priority and why you can expect us to continue to be aggressive with DSL.

The second trend driving industry growth is the robust expansion we’re seeing in wireless. Over just the past two quarters the five major U.S. carriers combined for nearly 13 million net adds. And looking ahead we believe that wireless will continue to be a huge growth engine driven by further penetration which is currently in the low 60% range, by data services and by wireline to wireless integration. This potential is the reason we created Cingular in the first place and why SBC and BellSouth together funded Cingular’s acquisition of AT&T Wireless to create the premier wireless provider in the U.S. with more than 50 million subscribers.

Strength in wireless combined with a robust foundation and broadband lets us step up to the next level in terms of service integration. The bundles we offer today are clearly effective. Customers love them, we have clear data that demonstrates a lower churn for us and they drive higher ARPUs. The next step, though, is to transition from simple bundles to integration of products including wireless and wireline to give customers seamless interaction across services and across networks.

That’s the point behind our Lightspeed network and in parallel with that deployment Cingular is also moving to its own IP-based 3G network using UMTS with HSDPA. An architecture such as IMS will improve interoperability across those platforms for voice, data and video letting customers use both fixed and wireless networks with a single device. Clearly, working together IP-based network platforms and wireless and wireline represent significant opportunities and looking ahead we believe integration of those services will be an important key to differentiation and competitive success.

The fourth area of opportunity we see is in the business space where innovations in areas such as network security and IP-based managed services offer significant potential. That’s why we reached an agreement to acquire AT&T which has the premier set of assets and capabilities in this space. As you know, AT&T has high-quality networks with global reach; an advanced portfolio of products many of them IP based; and a strength in product areas such as IP VPN, network management and VoIP which have projected double-digit growth rates over the next few years.

Enterprise data is an important opportunity just on its own. Plus the networks and products for enterprise provide a foundation to bring advanced products and solutions downmarket to the small and medium business space where we already have strength and high penetration. As new generations of products emerge enterprise, as well as small and medium business, continue to represent significant potential.

The final major area of opportunity for driving value in parallel with the market opportunities I’ve outlined is on the cost side. Cost structure is a key issue for every leading company in the industry and at SBC our approach is to focus not just on headcount reduction but also on process improvements, changes that reduce expense in a sustainable way and deliver at the same time a simpler, easier customer experience. To that end we’ve consolidated and standardized network and call centers. We’ve enhanced our online capabilities and we’re offering online only promotion to push more transactions and more instances to the Web.

Our planned merger with AT&T offers substantial cost reduction potential as we move to a single network and a single set of operating systems and eliminate the artificial cost structures and barriers that have existed between local and long distance companies. Project Lightspeed, our next generation network initiative, also offers substantial potential for operational cost savings. And so sustainable cost structure improvement is a key focus area for us and we’re executing on that across multiple fronts.

We believe these five areas represent a clear roadmap for value creation as the industry moves forward — broadband, wireless, service integration and innovation in the business space all combined with sustainable improvements in cost structure. At SBC over the past year we’ve taken the initiative and substantially strengthened our position in every one of these areas and the result is a greatly expanded opportunity as we move forward. That’s our strategic view and now I’d like to take a few minutes and share with you some of the progress we’ve made in these key areas starting with broadband.

In the first quarter SBC had a net increase of more than half a million DSL lines and that was a record for us. On a net add basis we’re winning more than 50% of the growth in high-speed Internet in our region. Over the past four quarters we’ve added more than 1.6 million DSL lines and

DSL revenues were up 28% in the first quarter to 638 million, that’s a 2.5 billion annualized revenue stream. And we ended the first quarter with 5.6 million DSL lines in service, more than 40% higher than any of our RBOC peers.

DSL is the foundation, as I said before, for next generation services and it’s key to our ability to compete with cable providers in the consumer market. Over the past year we’ve taken DSL penetration from just under 13% of consumer primary lines to nearly 20% and in California/Nevada, our best region for DSL, consumer penetration is above 24%. One in four have our DSL service.

There are a number of reasons we’ve led the way in DSL. First, we’ve improved the customer experience in both installation and service. Our alliance with Yahoo! has been a plus and we’ve done a number of things to add value to the service. For example, about one-third of our new customers are buying a home networking solution from us as they implement DSL. And we’ve been a leader in Wi-Fi; our freedom linked Wi-Fi network is one of the nation’s largest with access to thousands of locations including UPS stores, McDonald’s, Barnes & Noble’s and even state parks. As a result we have improved our net add for three quarters in a row. And really importantly from my standpoint our DSL churn rate is down significantly over the past year as a result of these improvements.

We’ve delivered equally strong results in wireless. Last October Cingular closed on its acquisition of AT&T Wireless creating what we believe is the premier set of wireless assets in the country. The new Cingular has tremendous scale with over 50 million customers, great coverage and spectrum, 292 million pops, coverage in all of the top 100 markets. Our 3G deployment plans are on track; Cingular expects to have UMTS with HSDPA operating in 15 to 20 markets by the end of this year with the remaining major markets to follow in 2006.

UMTS with HSDPA offers outstanding speed and, best of all, it’s a single platform for both voice and data which drives network efficiencies. It will be attractive to the enterprise market giving customers access to wireless productivity tools and the ability to have simultaneous voice and data sessions. Ralph de la Vega, Cingular’s Chief Operating Officer, will speak here tomorrow and I know he’ll cover Cingular results and progress in more detail. But one thing I know Ralph will tell you is that Cingular’s merger initiatives continue to be on track moving forward as planned. And we’re already seeing improvement in Cingular’s results as a result of terrific execution of that merger plan.

In the first quarter Cingular delivered strong gross adds of 4.8 million with net adds of 1.4 million. And over the past two quarters they’ve increased their subscriber base by 3.2 million customers. This growth is high-quality growth. 79% of Cingular’s net assets in the first quarter were postpaid. Overall churn was 2.2%, down sequentially and against year ago results and postpaid churn was 1.9%, also down.

We are going through right now at Cingular a period of migration, moving subscribers to Cingular’s GSM network and the Company has made excellent progress in these effort. Nearly three-quarters of Cingular’s customers today are GSM equipped and 84% of the minutes ride the GSM network, both numbers up substantially since the merger closed. During the quarter, nearly 9% of Cingular’s customer base upgraded handsets, nearly all to GSM. Cingular is also migrating former AT&T Wireless customers to current rate plans and to the current service infrastructure. Since the middle of November nearly 3 million customers have been moved from old AT&T Wireless plans to Cingular and today two-thirds of Cingular’s base is now on its billing and customer care platforms.

As you would expect, these transitions have put some pressure on ARPU. However, despite the pressures Cingular’s first-quarter ARPU trends showed clear signs of stabilizing with year-over-year declines cut in half from where they were just two quarters ago. This progress reflects a strong mix of postpaid subscribers in Cingular’s gross adds, it reflects pricing discipline in the marketplace and a very strong growth in data service ARPU.

Cingular’s data revenues were up 28% sequentially in the first quarter and now represent 7.5% of Cingular’s ARPU. They have more than 40 million subscribers with data enabled phones and that’s about 80% of their base. But only about a third of their customers actively use data services today, so there’s substantial upside opportunity and that potential will grow as Cingular deploys UMTS and adds new functionality at increased speeds.

Data is one of the key opportunities in the future. Today Cingular’s EDGE Network provides users with high-speed wireless in 13,000 cities and towns and along nearly 40,000 miles of interstate highway at typical speeds of 70 to 135 kilobits per second. With its UMTS deployment Cingular will be able to offer speeds at multiples of that, all on an IP-based platform.

Another opportunity in wireless for us is the business market. The combined company has leveraged AT&T Wireless’ capabilities in the business segment and it’s made good progress to date. To date Cingular’s business market group accounts 80% of the Fortune 500 among its customer base. And finally, one of the most important opportunities for Cingular and for SBC comes from the ability to integrate wireless and wireline services and networks. It’s this integration that makes for efficient use of network assets; it can give customers functionality across platforms and a seamless experience and we believe it will be a key point of competitive differentiation in the years ahead.

We’ve taken some steps already through bundling of offers, through shared sales channels and through shared messaging. But in the future we’re looking for the handsets that can also transition between networks and give customers the opportunity to see the same content on multiple networks and devices and all using a common user interface.

Wireless/wireline is part of a larger movement from bundling to true integration of services. SBC has led the industry in bundling and we expect to take the initiative to go the next step in next-generation integration efforts as well. Our penetration of key product bundles increased to 64% of our customer base at the end of the first quarter. That’s up from 50% a year ago. A key product bundle is an access line plus one or more of DSL, long distance, jointly billed wireless or satellite TV.

Our customers with key product bundles have ARPUs that are more than double those without a bundle. And as a result consumer ARPU has grown more than 8% in each of the past four quarters. And what that means frankly is despite pressure on access lines, bundling has allowed and has yielded revenue growth at SBC. These results I think are indicative of a new paradigm that’s shaping the consumer environment where revenues track less closely with traditional access lines and much more closely with something we call retail connections.

In this context an access line is a connection, DSL is a connection and video is a connection. I’ve not included here in the numbers on this chart wireless as a connection simply because the wireless revenues are not included in the SBC consumer revenue numbers. But the key point is while access lines have declined retail connections have grown and at SBC we’ve now delivered three straight quarters of growth in retail connections reflecting a net gain of 674,000.

ARPUs and overall revenues have also grown. We’ve delivered four straight quarters of consumer wireline revenue growth with improved growth rates in every single quarter. In the first quarter of this year we were up 3.9% year-over-year in consumer. Now I would tell you that despite these good results, as we talk to investors and analysts universally they express concerns about the future and concerns about cable competition.

Looking at first-quarter results voice competition from cable was evident, but it was not yet a major factor. Nationwide in the first quarter the six largest cable companies had a net gain of 375,000 telephone lines. At the same time we grew our primary lines in the first quarter of this year. When forecasting the impacts of future competition between cable and telephone companies I think there are a few important things to note.

First, our voice exposure is limited by a number of factors and I think these factors are not fully accounted for as people think about the future competition. Today, about 80% of our telephone households have a video service. Of those 80% about 70% of those have cable as their video service. And about two-thirds of cable households have been upgraded in our territory for Voice over IP. And then in the end the final factor to consider is broadband flowshare since customers with cable broadband services are the primary candidates for Voice over IP. When you multiply these factors along with estimates of projected market share I think it will give you a sense of the maximum lines at risk to cable telephony.

The second thing to note is that we are well-positioned to compete. We’re well-positioned through our bundles, our strengthen in broadband penetration, through our reputation and service quality and through our pricing. And finally, we are also taking steps to change the game and create real differentiation by becoming a provider of conferred services including video.

Here’s one innovation that’s a step in that direction. It’s called Home Zone and this product will combine SBC Yahoo! DSL with our SBC DISH Network service to provide digital cable recording, video on demand, Internet content including photos and music all via a new set-top box. The offering will be available later this year to customers who have both DISH Network and SBC Yahoo! DSL. In addition, local phone service customers will be able to view their caller ID information and call logs on the TV screens. They’ll also be able to download movies on demand, access their photos and personal music collections all through the set-top box. And if they’re away from home they’ll be able to go online and remotely program the set-top.

Innovations like Home Zone are the first step, they set the stage for our largest initiative in the consumer space and that’s Project Lightspeed. Through Lightspeed we plan to deploy an advanced IP based network to deliver next-generation integrated all-digital TV, high-speed broadband and IP voice services. The lab tests that we’ve been conducting have gone very well. We are seeing speeds up to 25 megabits at 4,000 feet and better than that at shorter lengths. And keep in mind, in this architecture as we drive fiber to the serving node, the average length from the node from customers’ homes will be about 3,000 feet. So bandwidth so far in the testing has been very good.

Lightspeed is capital efficient in its deployment. The approach we’re taking gives us superior time to market and will enable us to realize substantial operational cost savings. Most importantly, though, Lightspeed will open up a whole new universe of IP-driven entertainment and communication services, services we call U-verse. And despite claims by cable providers, we’re confident that customers and policymakers will be excited by the services and the competitive choice this platform is going to deliver.

The fourth area of opportunity I mentioned at the outset is in the business market and in parallel with consumer we’ve seen significant improvement in retail business line losses in the first quarter. We had a decline of just 45,000 lines, down nearly 40% from fourth quarter and down more than 80% from a year ago. It’s our best quarterly results in more than four years.

In some ways though business access lines are an incomplete measure of what’s going on in the market. As in consumer, as in the technologies have involved it’s apparent that business access lines will become less of a useful metric in terms of predicting the business. More to the point, our growth in data revenues which in the first quarter were up 6.7% to 2.8 million, more than 35% larger than our closest RBOC peer. And even more to the point, our total business revenues.

Our total business revenues have been up year-over-year each of the past four quarters and in small and medium business, which is an area of strength for us, in the first quarter revenues were up over 5%. So the first thing we’ve done in the business space is to return to solid revenue growth with a focus on customers with primary locations in our region.

The second thing we’ve done is to greatly expand our capabilities in the business space through our agreement to acquire AT&T. As we detailed for you before, this merger offers a number of benefits. They have outstanding network assets with global reach; advanced product sets especially in emerging areas such as voice over IP and network security; their marketing, sales and technical support capabilities are excellent; plus along with these assets the transaction offers opportunities for substantial synergies primarily on the cost side of the business.

We expect the net present value of synergies from the transaction to exceed 15 billion and that’s net of integration costs. We expect to reach a net synergy run rate of about $2 billion in 2008 growing to exceed $3 billion by 2011. The regulatory reviews of the transaction are underway and in planning for the integration we’re using some of the same approaches that proved successful with Cingular Wireless and AT&T Wireless. Consistent with applicable legal requirements, planning teams have been named and those planning teams are underway.

I would add that the cost synergies we’ve outlined for the AT&T merger are above and beyond our ongoing cost reduction initiatives and, as I mentioned before, we have a number of productivity initiatives underway. For example, we have quietly executed in the last year a major transformation of our call centers. We’ve developed a new call flow and call routing system. We’ve developed new desktops for our service reps. We’ve standardized processes and we’ve consolidated where it made sense. And so far the results are very positive. Deployment of a new infrastructure is about 90% complete. We’ve closed a number of centers. We’ve driven more transactions to self-serve and to the Web. And if you get a chance to see our advertising you will notice special offers that are Web only.

We also encourage customers to contact us for service issues via the Web. It’s less expensive for us and more convenient for customers. In the first quarter 20% of our customer contacts were self-serve. We’ve also implemented new automated outbound calling functionality to confirm orders and to confirm service calls. In the first quarter we had more than 8 million of these contacts.

We have similar projects underway in our network centers and across the board we’re working smarter and improving processes which lets us achieve force reductions in concert with sustainable process improvement. We’re on track to reduce overall force level by over 7,000 in 2005 and that will be primarily through attrition.

Let me closed this morning by posing and answering for you a simple question and that simple question is — why SBC? First I would tell you we have a clear, straightforward strategic focus on those key areas that we believe drive opportunity in the industry and that strengthen our ability to compete and those areas are broadband where we are already a leader; wireless, where with Cingular we’re number one in scale with substantial upside potential; service integration in wireless and wireline as well as in communications and entertainment; business markets where our planned AT&T acquisition promises to add value; and the cost side of our business where a number of initiatives are already producing steady reductions in forced and fixed costs.

The second answer to why SBC is execution. We have delivered four straight quarters of wireline revenue growth in what I think most of you would agree is a very difficult environment. None of our peers can match that. We’ve made good progress on the cost side of our business in a well planned deliberate way that focuses on sustainable process improvement. And in the first quarter we improved our margins both in wireless and wireline.

The third answer to why SBC is solid cash flow and our ability to return value to shareowners. This year we expect to deliver approximately 3 billion in free cash flow after CapEx and after dividends. That also includes cash return from Cingular and we have a strong dividend with a yield currently above 5%. And finally, we have in process two major mergers which carry with them substantial upside, opportunities to expand the business and improve our asset mix along with the potential to drive earnings and cash flow through clear and achievable synergies.

I’d like to frame that potential for you and using this chart, which pulls together and adds up the financial expectations we’ve previously laid out for you for our two major acquisitions — AT&T Wireless at Cingular and now AT&T. I should point out the 2008 and 2009 AT&T Wireless estimates are shown here for illustration only and they are based on the previously released estimates for 2007. The chart on the left shows expected reported EPS impacts of these two acquisitions. The chart on the right shows expected adjusted EPS impacts excluding integration costs and non-cash amortization.

Just looking at 2007 the combined impact is approximately a positive $0.50 a share in EPS on a normalized basis growing for that in the years following. I said in my opening comments I believe the communications industry is gaining some increased vitality and I think that’s a positive for everyone involved. The industry is changing, that’s clear, and inherent in that change and whenever there is change there are opportunities. At SBC we believe we have the right strategies, we have the right assets and the right focus and execution to deliver on those opportunities.

I want to thank you for your attention this morning. That concludes my prepared remarks and Blake at this time I’d be happy to open it up for any questions that you have. We’ll have some people bringing mics around.

Unidentified Audience Member

 Rick, with the recent — this morning’s news on DSL with 14.95 pricing, what’s our objective? Is it to generate free cash flow, is it to kill the competition, is it to maim the telecom industry in aggregate? Help us here. And also, are you making money, generating positive free cash flow in DSL at 19.95? And will you at 14.95?

 Rick Lindner  - SBC Communications - CFO

 We’re out to pillage and plunder the industry, that’s our objective. First of all, depending upon which news stories you read this morning you may have gotten inaccurate information. One indicated that this was not a limited offer. This is a limited offer. We’re offering 14.95. It’s only available — obviously it’s not a naked DSL product — it’s only available if it’s bundled with an access line. It’s only available if it’s ordered over the Web. It is a price point that we will hold for that customer for one year at which point the pricing of the service then reverts back to the current pricing in the market which for us at this speed level would be 29.95.

So that’s the nature of the offer. The purpose of it — and keep in mind the timeframe we’re in. Second quarter is traditionally a slower quarter for us. So this gives us an opportunity to continue to ramp demand and continue to penetrate the market with this product. If you think about our business, there’s a very basic change that has occurred. We are going from an era where the basic underlying service was an access line upon which we sold a variety of vertical services and one of the add-ons to that access line has been DSL. We are migrating to a future where in the majority of households and cases the broadband pipe into the home is the basic service and there will be a number of features and services and products that ride on top of that. So DSL penetration is extremely important to us.

If you look at the things that we bundle together with access lines today — when we bundle DSL it gives us substantial lower churn. In fact, it’s the stickiest product we have today. Our lowest churn in access line is within our DSL base. So as you look at it from a — and you look at it from a cash flow and a profitability standpoint, what we’re trading is some revenues during that first year’s life of the customer and we’re trading that in part for lower acquisition, lower selling cost because it’s done fully automated over the Web. And then the opportunity going forward is having that customer in the base, lower churn, ability to sell other services into that customer over time and so that’s really the nature of the offer.

And the other thing to consider is what you will see advertised in the marketplace today is specific price points on certain products. We advertise that way. Our cable competitors advertise that way. But what’s really being sold, what customers are buying, are bundled products. So they’re bundling an access line with DSL. They’re adding an all you can eat long distance package. So that suddenly takes you from not being a $15 product to being a $65 or a $70 ARPU customer. And that’s really the direction where we’re headed. And as I said in the presentation, we will be aggressive for all of those reasons with DSL penetration.

Unidentified Audience Member

 But, Rick, are you generating positive free cash flow from DSL at 20 bucks right now?

 Rick Lindner  - SBC Communications - CFO

 We generate positive cash flow over the life of those customers at that price point. When you consider the life — the customer life, our churn rates are declining substantially in DSL. In fact, churn rates are approaching what you would consider to be kind of a normal churn rate for access lines or other services when you consider just normal nonpay disconnects and the normal activity of people moving and changing services. So over the life of the customer with a discounted rate for a promotional period then moving to a standard rate we will make money on those customers.

 Blake Bath  - Lehman Brothers - Analyst

 We have time for one more question after which the Company is going to move room for ‘02 for a breakout.

Unidentified Audience Member

 Can you give us an update on what happened or what didn’t happen in Texas and how that changes your video rollout plans nationwide?

 Rick Lindner  - SBC Communications - CFO

 If we had time for one more question I’m glad that’s the one because I’d like to address that. First of all, I would tell you we’re disappointed with the outcome in Texas. We had a bill which I think was a good bill. We had a bill that had enough votes to pass in both the House and the Senate and unfortunately at this point in time it got held up in a conference committee and we ran out of time. I think there will be opportunities in the future to push that legislation forward either through a special session or through the next session in Texas.

The primary purpose of that bill was to create an environment at the municipal level that would help municipalities stabilize their revenues and their tax base associated with telephone communications and wireless products. And it did it in a way that I think was important because it spread that tax burden equally over all the players in the marketplace.

That bill having not passed has not changed either, one, our underlying position on our Project Lightspeed or our rollout plans. Project Lightspeed and the technology we’re deploying is not a technology that is — that comes under the realm of traditional cable regulation. It is — instead it’s an enlarged broadband pipe into the home. It’s a two-way service. It’s all IP based and it’s one that will enable a number of different services including voice, super high-speed data as well as give customers the ability to download video on demand.

So it is not a broadcast CD service. And we will go forward. We’re going to go forward with our rollout plans. We’re going to go forward and implement the service. I think when you talk to customers I think they’ll appreciate the choice in the marketplace.

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.